SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On May 3, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS ANNOUNCES RECORD
DATE FOR WARRANT DISTRIBITION

Yokneam, Israel — (BUSINESS WIRE) — May 3, 2004 — Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) today announced that it has set May 14, 2004 as the record date for its planned warrant distribution. As previously announced, the warrant distribution is being made as part of a court-approved Plan of Arrangement which was approved at the general meeting of the Company’s shareholders in October 2003.

EVS expects to distribute warrants to purchase a total of 3,870,953 ordinary shares to persons who are shareholders of record as of 5:00 p.m. New York City time on the record date (with the exception of certain excluded shareholders). The warrant distribution will be made pursuant to a registration statement which the Company has filed with the Securities and Exchange Commission. The distribution of the warrants is expected to be made as soon as reasonably practicable after the registration statement has been declared effective.

EVS will issue one warrant to purchase 0.5714 ordinary shares for each ordinary share held by its shareholders (with the exception of the excluded shareholders), on the record date. The warrants will be exercisable for the purchase of ordinary shares at an exercise price of $0.35 per share during the four-year period commencing at 9:00 a.m. on the day that the warrants are distributed. EVS will not issue fractional shares upon exercise of the warrants; the number of shares into which each warrant will be exercisable will be rounded down to the nearest whole number. The warrants will not be transferable.

The shareholders that will be excluded from participating in the warrant distribution are the Company’s major shareholder Altro Warenhandelsgesmbh, Cornell Capital Partners L.P., Newbridge Securities Corporation and the investors which participated in the Company’s December 2003 and January 2004 private placements.

Persons who purchase shares less than three business days prior to the record date will generally not be shareholders of record on the record date and will therefore not be eligible to receive warrants.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Press Release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: May 3, 2004